

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

> **Re: Netcapital Inc.**
> **Form 10-K filed August 31, 2021**
> **File No. 000-55036**

Dear Ms. Kraysler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed August 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

1. Please revise future filings to quantify revenue by its nature (consulting services, listing fees, portal fees, etc.) and discuss trends. Refer to Item 303(b)(2) of Regulation S-K for guidance. Please provide us your proposed disclosure.

Consolidated Balance Sheet, page F-3

2. We note disclosure on pages 13 and F-6 that you received proceeds from stock subscriptions totaling $1,199,996 during fiscal year 2021 and that you recognized this amount as a liability. Please revise future filings to disclose your accounting policy related to stock subscriptions. Please tell us whether the investors have the right to cancel their subscriptions and have their consideration refunded. If the investors do not have the right to cancel their subscriptions, please tell us how you determined that this transaction should be recognized as a liability and not in equity and provide accounting guidance

supporting your determination.

Consolidated Statements of Operations, page F-4

3. We note you present stock-based compensation on its own line item. Please revise future filings to present stock-based compensation in the same line item(s) as cash compensation. Refer to ASC 718-10-S99-1 for guidance.

Notes to Consolidated Financial Statements, page F-7

4. Please revise future filings to disaggregate revenue recognized from contracts with customers for each period presented. Refer to ASC 606-10-50-5 for guidance. Please provide us your proposed disclosure.

Note 11. Business Acquisition, page F-14

5. Noting the guidance in ASC 805-10-25-5 and paragraphs 805-10-55-11 through 55-15 and that Netcapital Systems LLC which wholly owns Netcapital Funding Portal Inc. is an 80% owner of Netcapital Inc., please tell us how you determined which entity obtained a controlling financial interest and was the accounting acquirer. As part of your response:

    •   Please provide us an organizational chart detailing all relevant entities prior to the merger and an organizational chart of the merged entities. Please include appropriate information to allow us to fully understand the legal and economic ownership of each entity before and after the merger.
    •   Please provide additional details regarding the disclosure that "Systems agreed to vote all of its shares of common stock to support the resolutions of the existing board of directors of the Company" and tell us where this is stipulated in the Agreement and Plan of Merger.
    •   Please explain the relative voting rights in the combined entity and clarify how the board of directors is determined.
    •   Please tell us why you did not use reverse acquisition accounting based on the guidance in ASC 805-40.
    •   Please tell us which entity has a controlling financial interest in Netcapital Funding Portal Inc. and explain why this entity is consolidated.

6. We note that you filed a Form 8-K on August 26, 2020 to report the Agreement and Plan of Merger dated August 20, 2020 by and among Netcapital Funding Portal, Inc. ValueSetters, Inc. and Netcapital Acquisition Vehicle Inc. Please tell us how you determined that you complied with the reporting requirements of Items 2.01 and 9.01 of Form 8-K.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Finance